Filed by:  Dollar Thrifty Automotive Group, Inc.
Pursuant to Rule 425 of the Securities Act of 1933 and
deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company:  Dollar Thrifty Automotive Group, Inc.
Commission File Number for the Related Registration Statement on Form S-4: 333-167085

Dollar Thrifty Automotive Group, Inc. has made available for replay a recording of its August 3, 2010 earnings conference call, which was made accessible to the public via live webcast.  The following is the transcript of that conference call.

DOLLAR THRIFTY AUTOMOTIVE GROUP

Moderator: Julie Lawson
August 3, 2010
8:00 am CT

Coordinator:	Welcome and thank you for joining the Dollar Thrifty Automotive Group Second Quarter Financial Results. All participants will be able to listen only throughout the duration of the conference today.

There will be no Q&A session on today’s conference call. As a reminder this conference is being recorded. If you have any objections you may disconnect at this time.

I would now like to turn the call over to Miss Vicki Vaniman, General Counsel.

Vicki Vaniman:
Thank you. Good morning and welcome to the Dollar Thrifty Automotive Group Inc. Second Quarter 2010 Earnings Release conference call. Scott Thompson, President and Chief Executive Officer and Cliff Buster, Chief Financial Officer will be hosts for today’s call.

Some of the comments contained in this conference call may constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Actual results may differ materially from those expressed in forward looking statements due to many factors. These factors include among others, matters that Dollar Thrifty has noted in its latest earnings release and filings with the SEC.

Dollar Thrifty Automotive Group Inc. undertakes no obligation to update or revise forward looking statements.

Today the company will use certain non-GAAP financial measures, all of which are reconciled with GAAP numbers and can be found in today’s press release or posted to the company Website, dtag.com, under the investor info tab.

As you know, our company announced that it entered into a merger agreement with Hertz in April of this year. Given that the transaction must go through the normal regulatory and shareholder approval process, we are unable to comment on the proposed transaction.

As previously announced we received an unsolicited proposal to acquire all of the company’s stock from Avis Budget Group on July 28. We are also unable to comment on that transaction or any related topic.

Today’s call does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Hertz has filed with the SEC a preliminary registration statement on Form S-4 that includes a preliminary proxy statement of Dollar Thrifty and that also constitutes a preliminary prospectus of Hertz.

Hertz and Dollar Thrifty also plan to file other documents about the proposed transaction. After the registration statement has been declared effective by the SEC a definitive proxy statement and prospectus will be mailed to stockholders of Dollar Thrifty.

Investors and stockholders of Dollar Thrifty are urged to read all of these documents carefully and in their entirety when they become available as they will contain important information about the proposed transaction.

Investors and stockholders may obtain free copies of the proxy statement prospectus and related documents through the SEC’s Website at sec.gov.

Documents filed by Hertz are available free of charge on Hertz’s Website at hertz.com or by contacting Hertz’s investor relations department at area code 201-307-2100.

Documents filed by Dollar Thrifty are available free of charge on our Website or by contacting Dollar Thrifty’s investor relations department at area code 918 669-2119.

Hertz, Dollar Thrifty, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Dollar Thrifty’s stockholders in connection with the proposed transaction.

Information about the directors and executive officers of Hertz is set forth in its 2010 annual proxy statement on file with the SEC. Information about

Dollar Thrifty’s directors and executive officers is included in our 2010 annual proxy statement, which is also on file with the SEC.

Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interest by security holdings or otherwise are contained in the proxy statement prospectus and other materials to be filed with the SEC.

And now I would to turn the call over to Scott to discuss our record second quarter earnings and the company’s outlook.

Scott Thompson:
Thank you Vicki and good morning to everyone. We are very pleased that the company once again has produced another record quarter and is on pace to make 2010 the most profitable year in the history of the company.

The company reported corporate adjusted EBITDA of $74.3 million for the second quarter 2010, a $53.4 million or 250% improvement from the second quarter of 2009.

I’d like to point out that our corporate adjusted EBITDA for the second quarter was negatively impacted by $6.8 million in merger related expenses and excluding those expenses corporate adjusted EBITDA for the second quarter of 2010 would have been $81.1 million.

Clearly we are pleased to report these financial results while still in a relatively flat economic environment.

The employees of Dollar Thrifty have done a wonderful job focusing on our mission and avoiding distractions.

Some additional highlights for the quarter, the company realized its sixth consecutive quarter of double digit year over year growth in corporate adjusted EBITDA.

This quarter is the sixth consecutive quarter of year over year RPD growth, proving we are executing on our pricing strategy.

The company realized 2.9% increase in rental revenue on a same store basis as we achieved both growth in transaction days and RPD.

We reduced the average age of our risk fleet by approximately five months compared to prior years. And finally we successfully completed pricing negotiations for 25,000 model year 2011 Ford vehicles helping solidify our view on our 2011 fleet costs.

Turning to some financial highlights, rental revenue for the quarter was consistent with prior year levels as 80 basis point improvement in rate per day offset a 50 basis point decline in rental days.

During the quarter we remained committed to our strategy of targeting the appropriate balance between price and volume in order to maximize profits of retail [sic – should be rental] transactions.

As I previously mentioned, we began seeing positive traction in rental revenue during the second quarter of 2010 with same store rental revenue of 2.9% compared to the second quarter of 2009.

We continue to experience favorable rental trends during the month of July and are pleased with our visibility and strength of our forward bookings.

During the second quarter we realized very favorable fleet costs of $193 per unit per month driven by both the continued strength in the used vehicle market as well as sweeping changes made in fleet planning and remarketing during 2009.

These changes have lowered our fleet depreciation costs while significantly mitigating enterprise risk.

Excluding the impact of vehicle gains during the quarter fleet costs per unit was approximately $275 per unit per month. During the second quarter the company sold approximately 18,400 risk vehicles and realized a gain of $27.5 million or about $1500 per vehicle sold.

Non-GAAP EPS for the second quarter of 2010 was $1.26 per share compared to 30 cents per share for the second quarter of 2009, an improvement of over 300%.

Now I’d like Cliff to give you further details about the quarter.

Cliff Buster:	Thanks Scott. Turning to table one in the press release, rental revenues for the second quarter of 2010 were $380.1 million, effectively consistent with prior year levels.

Fleet utilization for the second quarter of 2010 increased 20 basis points to 80.8%. Turning to expenses, direct vehicle and operating expenses or DVO in the second quarter were $193.4 million, an increase of $1.7 million from the same period last year.

Selling, general and administrative expenses were $55.1 million in the second quarter of 2010, an increase of $3 million or 6% in the same period last year.

These operating expenses as a percentage of revenue totaled 62.7% in the second quarter of 2010 compared to 61% in the second quarter of 2009 primarily as a result of increased costs and expenses incurred in 2010 related to merger related expenses, self insurance reserves and incentive compensation accruals.

During the second quarter of 2010, the company incurred $6.8 million in merger related expenses while no such costs were incurred during the second quarter 2009.

In addition during the second quarter of 2010 the company received an adverse judgment on a vicarious liability law suit and although the case is currently under appeal the company increased its self insurance reserves by $3 million to accrue the maximum potential self insurance exposure on this claim.

Finally the company recorded approximately $5.3 million in incentive compensation and performance share accruals during the second quarter of 2010, an increase of $2.4 million over the comparable 2009 period.

The compensation related costs are expected to be primarily a timing difference between quarters as our total incentive compensation level is not expected to vary significantly from 2009 levels.

Accordingly we expect to have a favorable variance in these costs in the back half of the year.

In total, these increased costs negatively impacted operating expenses and corporate adjusted EBITDA for the second quarter by $12.2 million, $9.8 million of which we believe to be non-operational in nature.

Vehicle depreciation expense for the quarter was down 48.2% from $122.3 million in the second quarter of 2009 to $63.3 million in the second quarter of 2010. This decrease was driven primarily by the $172 per unit improvement in our monthly fleet costs that Scott discussed earlier.

Interest expense net of interest income totaled $21.6 million for the second quarter of 2010, down from $22.9 million for the same period last year. The reduction in interest expense was driven by a $300 million reduction in the average debt balance outstanding on a year over year basis, offset by reduced interest income as the company deployed the excess cash balances on hand in 2009 to reduce indebtedness and to reinvest in the rental fleet.

Now turning to table three of the press release, GAAP earnings per share for the second quarter of 2010 were $1.40 per diluted share up from 55 cents per diluted share in the same period last year.

Results for the second quarter of 2010 and 2009 were favorably impacted by increases in the fair value of derivatives equal to 15 cents per diluted share and 24 cents per diluted share respectively.

Excluding the impact of the changes in fair value of derivatives and long lived asset impairments, non-GAAP EPS for the second quarter of 2010 improved 96 cents per diluted share to $1.26 per diluted share, up from 30 cents per diluted share in the second quarter of 2009.

Now moving to key balance sheet items on table two of the press release, cash and cash equivalents totaled $370 million as of June 30 2010, a decline of $130 million from December 31 2009.

The decline in unrestricted cash is primarily attributable to fleet enhancement provided in conjunction with the normal seasonal growth in the fleet combined with year to date estimated tax payments of approximately $60 million.

Restricted cash declined $509 million since year end to $114 million due to a net reduction in fleet debt of $174 million combined with normal seasonal fleet investments that I will discuss momentarily.

I would point out that our cash balances are expected to increase through the end of the year based on additional operating cash flow in the back half of the year combined with cash generated during our normal seasonal defleeting process.

Revenue earning vehicles net of depreciation totaled $1.7 billion at June 30, an increase of approximately $500 million or 40% from December 31 2009 levels.

The increase in the book value of the fleet resulted from a significant refreshing of the fleet in addition to our normal seasonal fleeting.

On June 30, ending fleet was up approximately 1% compared to 2009 and the average age and mileage of our risk fleet were 7.7 months and 17,600 miles respectively.

The average mileage of the fleet has declined from approximately 30,000 miles at the end of the second quarter of 2009.

The age and mileage figures above exclude program vehicles. Vehicle debt decreased $174 million from December 31 to June 30 with vehicle related debt now totaling $1.4 billion.

The reduction in fleet debt resulted from the repayment of $400 million of medium term notes during the first half of 2010 offset by borrowings under new variable funding note facilities completed during the second quarter of 2010.

During the quarter, the company successfully added $500 million of new fleet financing capacity through the addition of two variable funding note facilities.

The first facility is a two year, $200 million facility that bears interest at a spread of 275 basis points above the weighted average commercial paper rate and carries a collateral enhancement rate of 55%.

In addition the company completed a three year, $300 million facility that bears interest at a spread of 375 basis points above one month LIBOR and also carries an enhancement rate of 55%.

The $300 million facility remains undrawn currently and will provide the company with additional liquidity to address its next scheduled debt maturity of $600 million of medium term notes that begin amortizing over a six month period beginning in December of 2010.

The notes mentioned above replace a portion of our expiring debt that bears interest at approximately 4.9%.

I will now turn the call back to Scott for discussion of our outlook for 2010.

Scott Thompson:
Thanks Cliff, great job. We’ve been experiencing profitable revenue growth since May and our reservation book is solid. We currently expect a slightly expanding overall economy as well as travel industry.

Overall expected rental revenue growth of 4 to 5% in the back half of the year resulting in rental revenue growth of 1 to 2% for the full year 2010.

The company underwent significant refresh of its fleet during the first half of 2010 and realized significant gains on sale of used vehicles during the period.

We expect to gain from sales of used vehicles will decline during the back half of the year. We expect our fleet depreciation to range from $300 to $310 per unit per month during the third and fourth quarter 2010.

We expect the full year fleet costs for 2010 to be $245 to $255 per unit per car per month.

In addition to our 2010 guidance we have also disclosed that our fleet cost target for 2011 is $300 to $310 per unit per month. Our 2011 target contemplates both our 2011 model purchases negotiated as well as our overall view of the used car market over the next couple of years.

While we do not expect the used car market to remain at its recent record levels we believe that supply and demand factors in the used car market will result in a solid market for the foreseeable future.

Lastly based on actual results through the second quarter and current market conditions we now expect corporate adjusted EBITDA excluding merger related expenses to be within the range of $200 million to $220 million for the full year of 2010, an increase of approximately 100% to 200% [ sic – should be 120%] over the 2009 levels.

In conclusion I would like to say that Dollar Thrifty’s management team remains fully engaged in operating the business during this period of uncertainty. We are committed to the success of Dollar Thrifty and the interest of its shareholders.

We continue to appreciate the support of our customers, employees, suppliers, lenders and certainly our investors. Operator, that concludes our call today.

END